Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months ended September 30,
	2012	2013	2014	2015	2016	2017

EARNINGS
Pre-tax earnings from continuing operations	(19,163)	(15,437)	(9,955)	(14,401)	(15,841)	(16,995)
Add back:
Fixed charges	81	69	74	112	113	90
	(19,082)	(15,368)	(9,881)	(14,289)	(15,728)	(16,905)

FIXED CHARGES
Interest expensed and capitalized	5	-	-	2	4	3
Estimate of interest within rental expense	76	69	74	111	110	87
	81	69	74	112	113	90

RATIO OF EARNINGS TO FIXED CHARGES FOR F-3	(20,236)	(16,301)	(10,512)	(14,401)	(15,841)	(16,995)